Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended March 31		Six Months Ended March 31
	2017	2016	2017	2016
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$259,061	$223,768	$436,955	$386,081
Add:
Portion of rents representative of the interest factor	3,029	3,134	6,268	6,276
Interest on debt & amortization of debt expense	26,944	27,559	57,974	57,096
Income as adjusted	$289,034	$254,461	$501,197	$449,453
Fixed charges:
Interest on debt & amortization of debt expense (1)	$26,944	$27,559	$57,974	$57,096
Capitalized interest (2)	469	652	915	1,369
Rents	9,088	9,401	18,804	18,827
Portion of rents representative of the interest factor (3)	3,029	3,134	6,268	6,276
Fixed charges (1)+(2)+(3)	$30,442	$31,345	$65,157	$64,741
Ratio of earnings to fixed charges	9.49	8.12	7.69	6.94